REPORT ON ANNUAL MEETING OF SHAREHOLDERS (Unaudited)
The Annual Meeting of Shareholders of the Fund was held on March
14, 2017. The following is a description of each matter voted upon at the meeting and the number of votes cast on each matter:
1.	Election of directors*


                            Shares         Shares
                           Voted For       Withheld

Director elected by the holders of the Fund's common and preferred stock to serve until the Annual Meeting in the year
2020 or until their successor is duly elected and qualified:

David J. Vitale . .        37,379,805        506,443

Director elected by the holders of the Fund's preferred stock to serve until the Annual Meeting in the year 2020 or until their successor is duly elected and qualified:

Geraldine M. McNamara . .   4,000,000            -


*Directors whose term of office continued beyond this meeting are as follows: Donald C. Burke, Robert J. Genetski, Clifford W.
Hoffman, Philip R. McLoughlin, Eileen A. Moran and Nathan I.
Partain.